FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16

of the Securities Exchange Act of 1934

For the month of March 11, 2004

Commission File Number: 001-14270

NORTEL INVERSORA S.A.

(Translation of registrant’s name into English)

Alicia Moreau de Justo 50

Piso 11

C1107AAB-Buenos Aires

Argentina

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F  ☒    Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes  ☐    No  ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes  ☐    No  ☒

Indicate by check mark whether by furnishing the information contained in this Form, the Registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes  ☐    No  ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): N/A

NORTEL INVERSORA S.A.

Item
1.	Free Translation of the Minutes of Ordinary and Extraordinary Shareholders Meeting No. 29 that took place on February 18, 2004.

2.	Free Translation of Act. No. 147, List of Board and Supervisory Committee Members

3.	Nortel Inversora S.A. Amended By-laws

Item 1

FREE TRANSLATION

MINUTES OF ORDINARY and EXTRAORDINARY SHAREHOLDERS MEETING Nº 29: In the city of Buenos Aires, on February 18, 2004, at 3:05 p.m., in Av. Alicia Moreau de Justo 50, floor 11, the shareholders of Nortel Inversora S.A. registered on folio 2 of the Book of Attendance to Meetings of Shareholders Nº 2, hold an Ordinary and Extraordinary Meeting of Shareholders to discuss the Agenda that appears in the Minutes of the Meeting of the Board of Directors Nº 146 dated December 19, 2003 and in the notices published with the requisite advanced notice in the Official Gazzette “Boletín Oficial de la Nacíon” and in “la Nacíon” newspaper.

Four shareholders are present, with a total of 5,443,272 shares, all by means of proxy, representing 69.22 % of the share capital with right to vote, resulting in a shareholder of 5,330,400 ordinary shares, with a par value of $53,304,000, with a right to 5,330,400 votes, two Class A Preferred Shareholders, holders of 112,426 Class A preferred registered shares, with a par value of $10 each, with a right to one vote for each share and one Class B Preferred Shareholder, holder of 446 Class B preferred registered shares, with a par value of $10 each, with right to one vote per share. The following Directors are present: Messrs. Alberto Y. Messano, Ricardo A. Ferreiro, Oscar Cristianci, Eduardo F. Bauer, Carlos M. Villegas and Guillermo Michelson Irusta. Also present are the Managers of the Company, Mr. Jose Gustavo Pozzi and the members of the Supervisory Committee Mrs. Maria Rosa Villegas Arevalo, Mr. Enrique Garrido and Mr. Gerardo Prieto. It is noted that Mrs. Nora Lavorante attended the meeting on behalf of the Buenos Aires Stock Exchange.

Alberto Y. Messano, who chairs the meeting, calls the meeting into order stating that the Shareholders are meeting for the purpose of considering the business stated in the Agenda, verifying that there is quorum present, in both, the Ordinary and Extraordinary Shareholders Meeting.

Mr. Messano puts into consideration the first item in the Agenda:

1) Ratification of the actions undertaken by the Supervisory Committee in respect to the appointment of directors and alternate directors.

The representative of Sofora Telecommunications S.A. takes the floor to point out that on December 19, 2003 of the past year, before the resignations of certain titled and alternate directors of the Company in relation to the transfer of shares during that time frame, the Syndics have proceeded to assign the replacements until the day of the present Meeting.

The representative of Sofora Telecommunications S.A. states that the Meeting ratifies the action taken by the Supervisory Committee to assign the Titled Directors and the Alternate Directors of the Company that will be in effect as of December 19, 2003. The Chairman puts to vote this motion, and the resolution is unanimously approved by 5,443,265 votes which represent 99.9999% of the valid votes, verifying 7 votes by abstention (of Río de la Plata S.A. in representation of Morgan Guaranty Trust Company of New York).

The second item of the agenda is submitted to consideration which says:

2) Determination of the number of directors and alternate directors to hold office until the next Annual Shareholder’s Meeting and appointment thereof.

It is stated by the Chairman that the Shareholders set forth the number of Directors and Alternate Directors that will perform their duties until the next Annual Shareholder’s Meeting, proposing the decreasing of the administrative body to 6 (six) members, noting that Mr. Franco Livini has informed that for personal reasons, he will step down from the Titled Director position he currently holds. The Director and Alternate Director to be chosen by Class A and B Preferred Shares must be taken into consideration and be included in the number of Directors and Alternatate Directors that is elected.

The representative of Sofora Telecommunications S.A. motions that the number of directors be set at six (6) and the number of alternate directors at six (6), of which five (5) directors and five (5) alternate directors will be chosen by Ordinary Class A and B shareholders while the sixth Director and Alternate Director are to be chosen in joint manner by Class A and B Preferred Shareholders at the meeeting on April 30, 2003.

The Chairman submits the motion for voting which is approved by the majority with 5,449,265 votes which represent 99.9999% of the valid votes submitted, verifying 7 votes by abstention (of Río de la Plata S.A. in representation of Morgan Guarantee Trust Company of New York).

The Chairman proposes the replacement of the Directors and Alternate Directors that were elected on December 12, 2003 and the conclusion of their duties at the beginning of this meeting, the Directors and Alternates who will hold office until the next Annual Shareholder’s Meeting and reminding the shareholders that they must comply with the provisions of Section 4, Chapter XXI of the National Securities Commission in making these appointments.

The representative of Sofora Telecommunications S.A. points out that the Class A and Class “B” Ordinary Sharholders are to appoint 5 (five) Directors and 5 (five) Alternate Directors for those shares.

The Sofora Telecommunications Representative (holders of 100% of Ordinary Class “A” and Class “B” shares) motions that the Board be composed in the following manner as described below without interfering with continuations of Messrs. Carlos Marcelo Villegas and Ricardo Muñoz de Toro as Director and Alternate Director, respectively, elected by the Preferred Class “A” and Class “B” Shareholders.

a) Directors elected by Class “A”: Alberto Y. Messano Colucci and Oscar Cristianci as Directors, and Bruno Iapadre and Marco Girardi as Alternate Directors, who will replace these directors in case of absence or any impediments.

b) Directors elected by Class “B”: Ricardo Alberto Ferreiro and Eduardo Federico Bauer as Directors, and Luis Alberto Remaggi and Horacio Walter Bauer as Alternates, who will replace these dierctors in case of absence or any impediments.

c) Directors elected by both, Class “A” and Class “B”: Guillermo Michelson Irusta as Director and Alejandro Borda as Alternate who will replace Director Guillermo Michelson Irusta in case of absence or any impediment.

The Chariman proposes that considering the amendments made to the by-laws which will be the next item on the agenda, the order of replacement of the directors by the Alternate Directors be approved, which will be done in the manner previosuly mentioned in each case, in order by Class elected.

The representaive of Sofora Telecommunications S.A. states that the directors and Alternate Directors appointed in items a) and b) as established in the provisions of Section 4, Chapter XXI, be “Non-Independent”, while Director Guillermo Michelson Irusta abd Alternate Director Alejandro Borda be considered of “Independent” status.

The Chairman prposes that authorization be given to Mr. Osvaldo Jorge Marzorati, Mr. Carlos María Brea, Ms. Adriana De Florio, Ms. Mariana Herrera and Mrs. Juana Rosales to execute a private document evidencing the results of this item complying with the regulations of the National Securities Commission and the General Inspection of Justice, with the power to answer proceedings, to comply with any observations that the enforcement authority may put forward, execute supplementary private documents and carry out any necessary act for the performance of the granted agency.

The Charmand submits this item which is passed with the toal of 5,330,400 Ordinary Shareholder votes which represent 100% of said Class.

The third item on the agenda is then submitted.

3) Appointment of Directors and Alternate Directors of the Supervisory Committee to hold office until the next Annual Regular Meeting.

The representative of the Shareholder Sofora Telecommunications S.A., proposes that the appointments of Mrs. María Rosa Villegas Arevalo, Mr. Enrique Garrido and Mr. Gerardo Prieto as Syndics and the appointments of Mr. Rafael La Porta Drago, German A. Ferrarazzo and Guillermo Feldberg as Alternates be approved. He also proposes that Messrs. Rafael La Porta Drago and Germán A. Ferrarazzo replace Mrs. María Rosa Villegas Arevalo and Mr. Enrique Garrido, and that Mr. Guillermo Feldberg replace Mr. Gerardo Prieto.

In compliance with the provisions of Section 4, Chapter XXI of the regulations of the National Securities Commission, the representative of Sofora Telecommunications S.A. states that Mrs. María Rosa Villegas Arevalo, Mr. Enrique Garrido, Mr Rafael La Porta Drago and Mr. German A. Ferrarazzo are lawyers and work for the law firm Allende & Brea, legal counsel for the Company. Mr. Gerardo Prieto and Guillermo Feldberg are public accountants and neither of the two fall under technical resolution No. 15 of the Federation of Professional Advice of Economic Sciences which states that the accountant in some cases be “Not-Independent”, nor are they included in the assumptions enumerated in relation to the third paragraph of Section 4, Chapter XXI of the regulations of the National Securities Commission. He further adds that the total number of person nominated as Syndics and Alternate Syndics are Syndics of Telecom Argentina S.A. and are part of the Supervisory Committee of the Companies controlled by Telecom Argentina S.A. located in Argentina.

The Chairman submits the item for voting which is approved by majority votes of 5,433,265 which represent 99.9999% of the submitted votes verifying 7 votes by abstention (of Río de la Plata S.A. in representation of Morgan Guaranty Trust Company of New York).

The fourth item on the agenda is submitted.

4) Amendments of sections 4, 8, 9, 15, 17 and 19 of the Company’s Bylaws. Approval of text in the Bylaws.

The Chairman would like to submit into consideration a proposal to amend sections 4, 8, 9, 15, 17 and 19 of the Company’s Bylaws with the purpose of reflecting the changes that were approved by the shareholders on December 19, 2003 and that were authorized by Resolution No. 111 of the Secretary of Communications on December 10, 2003, and consequently eliminating the classes of ordinary shares and the election of directors by classes within the same, introducing the regulation of the Audit Committee, in accordance with Section 15 of Decree 677/01, and to adjust terms of publications and notices of meetings as foreseen in Section 71 of the accorded decree. The board has proposed a project to modify mentioned bylaws which were set forth to the shareholders in accordance to the norms and are stated below:

SECTION 4: The note to the Financial Statements of the corporation shows the changes in shareholders’ equity resulting from the increases registered in the Superintendency of Business Entities. Said note describes the changes in shareholders’ equity of the last three (3) fiscal years, paid in capital and amount authorized for public offer.

The capital stock is represented by (i) registered common shares with a par value of TEN PESOS each and entitling to one vote each. The Holder of common shares as of Take-over date provided in the Terms of Reference of the International Public Bidding for the Privatization of Telecommunications Services Provision approved by Decree of the Executive Branch No 62/90 dated January 5, 1990, as amended, shall not reduce the interest held by them, to less than 51% of the capital entitled to vote without the Enforcement Authority’s prior consent; and (ii) registered Class “A” and “B” Preferred Shares, with a par value of TEN PESOS each, without right to vote, except in the cases expressly provided for under the issue terms”.

SECTION 8: Holders of common shares shall have a preemptive right to subscribe to new shares of the same class and the right to accrue pro rata to the shares they hold (i.e., to increase their participation in the capital stock in proportion to the shares held by the Shareholder).

SECTION 9: Holders of common shares who have used their preemptive right, shall have the right to accrue with respect to the shares not subscribed by the other shareholders. To that effect, they shall state their right simultaneously with the subscription, having to consider the prior authorizations by the Enforcement Authority mentioned in Section 4 herein.

SECTION 15: A board of directors shall be in charge of conducting and managing the corporate business. Such board shall be formed by the number of members set by the shareholders at the Shareholders’ Meeting with a minimum of four and a maximum of eight regular members and the same number of alternate members. The shareholders at the Shareholders’ Meeting shall elect the same or a lower number of Alternate Directors and for the same period as Regular Directors had been elected, in order to fill any vacancy that may emerge as determined by the Meeting. If the corporation has issued preferred shares, and the same were entitled to vote in all corporate matters pursuant to their terms of issue or the applicable legal provisions, preferred shares granting such right shall be considered, as a whole, as one class for the purposes of choosing the members of the Board. In such case, said shares shall be entitled to elect one Regular Director and one Alternate Director. In any such event, the number of regular and alternate directors shall be increased by one additional Regular Director and its respective Alternate Director. Directors shall hold office for a term of one year and may be re-elected. In their first meeting, Directors shall appoint a Chairman and a Vice Chairman among the members elected by the holders of the Common Shares. The Meetings of the Board shall be held once every three months and any other time the Board deems it necessary. The Meeting of the Board shall be called with at least 20 days prior notice to discuss ordinary business and with at least 5 days prior notice in the case of urgent matters. For such purposes, the Chairman or the Vice Chairman, if applicable, shall give notice to the members of the Board at their special domicile through certified letter with return receipt requested or any other due means, including telex or fax. Said notice shall state the date, time and place where the meeting shall be held and the agenda to be discussed. The Meetings of the Board shall be held in the jurisdiction of the corporation’s legal domicile or abroad. The board may discuss business with a majority of its members present and pass resolutions by a majority of votes present. In the event the number of directors appointed is even and thus, there is a tie, the Chairman shall break the tie. At a meeting of the board, members may participate via videoteleconference. Members physically present at the meeting and member participating remotely shall be counted for purposes of determining whether a quorum is present. The minutes of these meetings shall be prepared and signed by the present directors and syndics within the five (5) days following the meeting. The members of the Supervisory Committee shall expressly record in the minutes the names of the directors who have taken part remotely and the appropriateness of the decisions adopted during such meeting. The statements of and the votes cast for each resolution adopted by those directors present as well as those taking part remotely shall be recorded in the minutes. The Board’s compensation shall be fixed by shareholders at the Shareholders’ Meeting.

SECTION 17: The Board has the authority to manage and dispose of the property, including those authorities for which the law requires special powers pursuant to section 1881 of the Civil Code and section 9 of Decree Law 5965/63. Consequently, it may execute, on behalf of the corporation, all the legal acts conducting to the performance of the corporate purpose, including but not limited to: transacting with the banks Nación Argentina, Nacional de Desarrollo, de la Provincia de Buenos Aires, Hipotecario Nacional and other official or private credit institutions; establishing agencies, branches or other types of representation, in the country or abroad; grant general and judicial powers of attorney to one or more persons – including power of attorney to prosecute- with the purpose and scope deemed convenient. The Chairman shall sign on behalf of and represent the Corporation in legal proceedings and before third parties. In the case of the Chairman’s absence, disability or incapacity, the Vice Chairman shall replace him/her in such instances for all effects, except the vote to break a tie provided for under section 15. The Corporation shall have an Audit Committee, according to the terms of section 15 of Decree Law # 677/01, which shall act as a group and shall be composed of at least three Directors appointed by the Board by a simple majority of votes. The majority of the Members of the Audit Committee shall be independent directors, according to the criteria set forth by the Comisión Nacional de Valores. The Board shall issue the rules with respect to the composition, powers, functions and other special features of the Audit Committee which shall act according to the law, bylaws and regulations of the Comisión Nacional de Valores.

SECTION 19: Annual or special meetings shall be called as provided under section 236 of the Business Entities Law. Notwithstanding the provisions of the final paragraph of section 237 of the Business Entities Law, for the meeting’s first call, notices shall be published during five days in the Official Gazette of the Argentine Republic and in the newspaper of highest circulation in the Argentine Republic, pursuant to the provisions of sections 237 of the Business Entities Law. The summons for the Shareholders’ Meeting shall be published at least 20 days, and no more than 45 days, prior to the date in which the Meeting shall be held. Second call meetings shall be held within the thirty days following the adjourned meeting, as it may be determined. In the latter case, notices shall be published during three days with a minimum eight day advance.

The representative of Sofora Telecommunications S.A. submits this item for voting to resolve: (a) the approval of the amendments to the bylaws in section 4,8,9,15 and 19 to conform to the text above, (b) the approval of the amendment of section 17 according to the project proposed by the Board, except for the independent criteria status of the Directors who serve on the Audit Committee which will be “available to the day of their appointment” by which the independence will be judged by the criteria of the National Securities Commission at all times and (c) to approve the following text of the bylaws whose reading is omitted by being of knowledge to the shareholders, transcribing itself to the following:

“NORTEL INVERSORA S.A.

Orderly text of the Bylaws”

SECTION 1: A corporation (sociedad anónima) is hereby organized under the corporate name of “Nortel Inversora S.A.” with legal domicile in the City of Buenos Aires. This is a “Corporation Not Adhered to the Optional Statutory Regime of Compulsory Purchase Public Offer”.

SECTION 2: The term of duration shall be ninety nine years computed as of the date the corporation is registered with “Registro Público de Comercio” (Superintendency of Business Entities).

SECTION 3: The exclusive purpose of the corporation is to engage in investing in other corporations, expressly excluding those activities governed by the Law of Financial Entities No 21.526, and, particularly, purchasing and acquiring a majority interest in the corporation organized under Decree 60/90 issued by the executive Branch, currently called Sociedad Licenciataria Norte Sociedad Anónima. For the purposes of complying with the corporate purpose, the corporation has full legal capacity to acquire rights, undertake obligations and carry out acts that are not forbidden by the laws or these bylaws, including incurring debt, whether public or private, through the issue of debentures and corporate bonds or otherwise.

SECTION 4: The note to the Financial Statements of the corporation shows the changes in shareholders’ equity resulting from the increases registered in the Superintendency of Business Entities. Said note describes the changes in shareholders’ equity of the last three (3) fiscal years, paid in capital and amount authorized for public offer.

The capital stock is represented by (i) registered common shares with a par value of TEN PESOS each and entitling to one vote each. The Holder of common shares as of Take-over date provided in the Terms of Reference of the International Public Bidding for the Privatization of Telecommunications Services Provision approved by Decree of the Executive Branch No 62/90 dated January 5, 1990, as amended, shall not reduce the interest held by them, to less than 51% of the capital entitled to vote without the Enforcement Authority’s prior consent; and (ii) registered Class “A” and “B” Preferred Shares, with a par value of TEN PESOS each, without right to vote, except in the cases expressly provided for under the issue terms”.

SECTION 5: Shares shall be registered, of common stock or preferred. Characteristics shall be fixed at their issue, they shall be subscribed and paid in at the times, manners and under the terms determined by the Meeting of Shareholders, except in the cases Shareholders resolve to delegate to the Board the decision in relation to the time, manner and payment terms and any other characteristic related to the issue that according to the rules in force can be delegated.

SECTION 6: The Corporation may issue preferred shares with the characteristics that the Shareholders’ Meeting may resolve, pursuant to the law and the rules in force. These shares may be redeemable at the Corporation’s or the shareholder’s option or both, only with net and realized earnings or with available reserves or non redeemable; with or without a fixed dividend, computable according to indexes and modalities that shall be determined in each case; entitled to vote only in the matters provided for in the Business Entities Law, or in the cases, manner and terms established by the Shareholders’ Meeting at the pertinent issue. This statement is merely for exemplification purposes and does not limit the Shareholders’ power to set new characteristics. The Shareholders’ Meeting may determine for every issue of preferred shares that such shares shall be entitled to collect their preference out of and based upon the existence of net and realized earnings.

SECTION 7: All shares and provisional certificates shall be registered. For such purposes, the corporation or the entity expressly appointed by the Shareholders’ Meeting to keep the registry shall register all the accounts kept in the name of holders in the Register of Shares. Said register shall mention the pertinent provisions of section 213 of the Law of Business Entities. Shareholders’ condition shall arise from the accounts kept in the Register of Shares. The corporation or entity that keeps the register shall deliver the shareholder certificates evidencing the opening of the account and any movement recorded in it. Every shareholder shall be entitled to request the corporation or the entity that keeps the register, at all times and at shareholder’s expense, an evidence of the balance.

SECTION 8: Holders of common shares shall have a preemptive right to subscribe to new shares of the same class and the right to accrue pro rata to the shares they hold (i.e., to increase their participation in the capital stock in proportion to the shares held by the Shareholder).

SECTION 9: Holders of common shares who have used their preemptive right, shall have the right to accrue with respect to the shares not subscribed by the other shareholders. To that effect, they shall state their right simultaneously with the subscription, having to consider the prior authorizations by the Enforcement Authority mentioned in Section 4 herein.

SECTION 10: Preferred shares shall only have a preemptive right to subscribe to other issues of preferred shares of the same class. The shareholders at the shareholders’ meeting that resolve to issue preferred shares or other securities issued in series by the corporation, may award preference of subscription to holders of common shares and/or preferred shares.

SECTION 11: Shareholders shall duly notify the corporation in writing within the legal term upon the exercise of their preemptive right, its decision to exercise the right of first refusal, specifying the scope of the exercise of such right in the case they want to subscribe a higher or lower number of shares than that applicable to them in proportion to their ownership. In the case there are several shareholders who want to subscribe to a higher number of shares, the balance shall be distributed in proportion to the shares they have subscribed to in exercise of their preemptive right in such issue.

SECTION 12: Upon the expiration of the term to exercise the preemptive right and the right of first refusal, the corporation shall offer the non subscribed balance to any person, whether a shareholder or not, taking into account, if applicable, the prior authorizations of the enforcement Authority mentioned in Section 4 herein.

SECTION 13: The Corporation may issue debentures, bonds or corporate bonds, whether registered or bearer, in Argentine or foreign currency, with ordinary, floating or special security interest. In each case, the issue shall be determined by the entity provided by the law or rules in force.

SECTION 14: In the case of delay to pay in the shares, the Board is hereby authorized to act under the provisions of section 193 of the Business Entities Law.

SECTION 15: A board of directors shall be in charge of conducting and managing the corporate business. Such board shall be formed by the number of members set by the shareholders at the Shareholders’ Meeting with a minimum of four and a maximum of eight regular members and the same number of alternate members. The shareholders at the Shareholders’ Meeting shall elect the same or a lower number of Alternate Directors and for the same period as Regular Directors had been elected, in order to fill any vacancy that may emerge as determined by the Meeting. If the corporation has issued preferred shares, and the same were entitled to vote in all corporate matters pursuant to their terms of issue or the applicable legal provisions, preferred shares granting such right shall be considered, as a whole, as one class for the purposes of choosing the members of the Board. In such case, said shares shall be entitled to elect one Regular Director and one Alternate Director. In any such event, the number of regular and alternate directors shall be increased by one additional Regular Director and its respective Alternate Director. Directors shall hold office for a term of one year and may be re-elected. In their first meeting, Directors shall appoint a Chairman and a Vice Chairman among the members elected by the holders of the Common Shares. The Meetings of the Board shall be held once every three months and any other time the Board deems it necessary. The Meeting of the Board shall be called with at least 20 days prior notice to discuss ordinary business and with at least 5 days prior notice in the case of urgent matters. For such purposes, the Chairman or the Vice Chairman, if applicable, shall give notice to the members of the Board at their special domicile through certified letter with return receipt requested or any other due means, including telex or fax. Said notice shall state the date, time and place where the meeting shall be held and the agenda to be discussed. The Meetings of the Board shall be held in the jurisdiction of the corporation’s legal domicile or abroad. The board may discuss business with a majority of its members present and pass resolutions by a majority of votes present. In the event the number of directors appointed is even and thus, there is a tie, the Chairman shall break the tie. At a meeting of the board, members may participate via videoteleconference. Members physically present at the meeting and member participating remotely shall be counted for purposes of determining whether a quorum is present. The minutes of these meetings shall be prepared and signed by the present directors and syndics within the five (5) days following the meeting. The members of the Supervisory Committee shall expressly record in the minutes the names of the directors who have taken part remotely and the appropriateness of the decisions adopted during such meeting. The statements of and the votes cast for each resolution adopted by those directors present as well as those taking part remotely shall be recorded in the minutes. The Board’s compensation shall be fixed by shareholders at the Shareholders’ Meeting.

SECTION 16: Directors shall give as guarantee for the performance of their office the sum of $10 in cash or in securities issued by the national, provincial or municipal Argentine State. The deposit of the guarantee shall be made when the director undertakes the duties and shall be reimbursed upon his/her discharge.

SECTION 17: The Board has the authority to manage and dispose of the property, including those authorities for which the law requires special powers pursuant to section 1881 of the Civil Code and section 9 of Decree Law 5965/63. Consequently, it may execute, on behalf of the corporation, all the legal acts conducting to the performance of the corporate purpose, including but not limited to: transacting with the banks Nación Argentina, Nacional de Desarrollo, de la Provincia de Buenos Aires, Hipotecario Nacional and other official or private credit institutions; establishing agencies, branches or other types of representation, in the country or abroad; grant general and judicial powers of attorney to one or more persons – including power of attorney to prosecute- with the purpose and scope deemed convenient. The Chairman shall sign on behalf of and represent the Corporation in legal proceedings and before third parties. In the case of the Chairman’s absence, disability or incapacity, the Vice Chairman shall replace him/her in such instances for all effects, except the vote to break a tie provided for under section 15. The Corporation shall have an Audit Committee, according to the terms of section 15 of Decree Law # 677/01, which shall act as a group and shall be composed of at least three Directors appointed by the Board by a simple majority of votes. The majority of the Members of the Audit Committee shall be independent directors, according to the criteria set forth by the Comisión Nacional de Valores. The Board shall issue the rules with respect to the composition, powers, functions and other special features of the Audit Committee which shall act according to the law, bylaws and regulations of the Comisión Nacional de Valores.

SECTION 18: The Supervisory Committee shall be in charge of monitoring the corporate business. This committee shall be formed by three regular and alternate syndics with office for one year and can be reelected. In the case of absence, disability, resignation or death of a regular syndic, such syndic shall be replaced by an alternate syndic. The Supervisory Committee shall have the powers and duties provided in section 294 of the Business Entities Law and shall collect the compensation determined by the Shareholders’ Meeting. The Supervisory Committee shall hold meetings when any of its members so requests it and at least once every three months. It shall resolve with the presence of a majority of its members and resolutions shall be adopted by a majority vote. It shall keep a book of minutes where all the business discussed shall be recorded. The Supervisory Committee may appoint one representative among its members to attend the meetings of the board or shareholders’ meetings.

SECTION 19: Annual or special meetings shall be called as provided under section 236 of the Business Entities Law. Notwithstanding the provisions of the final paragraph of section 237 of the Business Entities Law, for the meeting’s first call, notices shall be published during five days in the Official Gazette of the Argentine Republic and in the newspaper of highest circulation in the Argentine Republic, pursuant to the provisions of sections 237 of the Business Entities Law. The summons for the Shareholders’ Meeting shall be published at least 20 days, and no more than 45 days, prior to the date in which the Meeting shall be held. Second call meetings shall be held within the thirty days following the adjourned meeting, as it may be determined. In the latter case, notices shall be published during three days with a minimum eight day advance.

SECTION 20: Annual meetings, in their first call, shall have a quorum of shareholders representing the majority of the shares entitled to vote and an adjourned meeting shall have a quorum with any number of shareholders present. Special meetings, in their first call, shall have a quorum with sixty percent (60%) of the shares entitled to vote present and the adjourned meeting shall have a quorum with the attendance of shares representing thirty percent (30%) of the shares entitled to vote. In all cases, decisions shall be adopted by absolute majority of the votes present.

SECTION 21: The fiscal year ends on December 31 of each year. At the closing date, the financial statements shall be prepared pursuant to the provisions in force and the applicable technical rules. The shareholders at the Shareholders’ Meeting may amend the fiscal year closing date and must register the pertinent resolution with the Superintendency of Business Entities. Realized and net earnings shall be allocated as follows: a) five percent, up to the amount of twenty percent of the paid-in capital, to the legal reserve fund; b) Board’s and Supervisory Committee’s compensation, if applicable; c) preferred shares dividends, if any; d) common shares dividend; e) the balance, in whole or in part, for the purpose determined by the Shareholders’ Meeting. Dividends must be paid in proportion to the respective ownership, within the year they have been declared.

SECTION 22: The Board may wind up the corporation under the supervision of the Supervisory Committee. Upon the settlement of the Corporation’s debts and liabilities and of the winding-up expenses, the balance shall be distributed as per the following order of preference:

1.	Outstanding dividends, adjusting the amount pursuant to the respective issue terms.

2.	Reimbursement of preferred shares, if any, pursuant to the respective issue terms.

3.	The balance shall be paid to common shares.

The fees of the Winding Up Committee shall be fixed by the Shareholders’ Meeting upon resolving the winding up. Such committee shall have the powers to replace the receivers and members of the Supervisory Committee in the case of death, resignation or disability of any of them.

The representative of Sofora Telecommunications motions the item and votes to the amendment of articles 4, 8, 9, 15, 17 and 19 of the bylaws by private documentation conforming to the regulations of section V.2.1 of the National Securities Commission and Article 31, Resolution N° 6/80 of the General Inspection of Justice, with the notarial certifications that anticipate the mentioned provisions and appoints Messrs. Osvaldo Jorge Marzorati, Carlos Maria Brea, Ms. Adriana De Florio, Ms. Mariana Herrera and Mrs. Juana Rosales, so that acting in individual and indistinct form, carry out all of the proceedings and diligences that are necessary to obtain the approval and registration of the amended articles that were approved in the text of the ordained bylaws, being readily available to comply with the laws and proceedings before the National Securities Commission, the Buenos Aires Stock Exchange, the General Inspection of Justice and any other authority that is required, being able to answer hearings, declarations, accept or decline suggestions, requirements, observations or amendments that could be raised by the auditors and execute all acts, proceedings and dilegences that are necessary to fulfill the mandate.

The Chairman submits the motion from the representative of Sofora Telecommuniactions S.A. for voting, which is approved by majority with 5,443,255 votes which represent 99.9999% of the submitted votes verifying 10 votes against (of Río de la Plata S.A. in representation of Morgan Guaranty Trust Company of New York) and 7 votes by abstention (of Río de la Plata S.A. in representation of Morgan Guaranty Trust Company of New York).

5) Appointment of two shareholders to sign the minutes.

The Chairman proposes that the meeting appoint the present representatives of Sofora Telecommunications S.A. and Banco Río de la Plata S.A. in representation of Morgan Guaranty Trust Company of New York to sign the minutes. The item is submitted for voting, resulting in the approval by majority of 5,443,255 votes in favor which represent 99.9999% of the submitted votes verifying 17 by abstention (of Río de la Plata S.A. in representation of Morgan Guaranty Trust Company of New York).

There being no further matters to discuss, the meeting is adjourned at 4:00 p.m. with the above being approved and signed.

Item 2

FREE TRANSLATION

List of Board and Supervisory Committee members

Act No. 147: In the city of Buenos Aires at 4:10 p.m. on February 18, 2004 in the Offices of Nortel Inversora S.A. at Alicia Moreau de Justo No. 50, floor 11, a shareholders meeting is convened in the presence of the directors and supervisory committee members listed below.

Mr. Alberto Y. Messano who chairs the meeting, after verifying that a quorum is present, calls the meeting to order and states the items in the agenda:

1.	Appointment of Tasks.

Mr. Messano states that to date, the shareholders at the Shareholder’s Meeting have appointed both, directors and alternate directors by ordinary shares keeping the directors appointed by preferred Class “A” and Class “B”. Consequently, the present meeting is to appoint the replacement of the Chairman and Vice-President of the Board in compliance to article 15 of the Bylaws.

After a brief exchange of opinions, with the abstention of the appointed members, the board decides to unanimously ratify Mr. Alberto Y. Messano Colucci as Chairman and Mr. Ricardo Alberto Ferreiro as Vice-President. With that, the board of Directors is currently composed in the following form:

Chairman:	Alberto Y. Messano Colucci

Vice-President:	Ricardo Alberto Ferreiro

Directors:	Oscar Cristianci
Eduardo Federico Bauer
Guillermo Michelson Irusta
Carlos Marcelo Villegas (Preferred Class A and Class B)

Alternate Directors:	Luis Alberto Remaggi
Bruno Iapadre
Horacio Walter Bauer
Marco Girardi
Alejandro Borda
Ricardo Muñoz de Toro (Preferred Class A and Class B)

As resolved at today’s meeting, alternate directors Bruno Iapadre and Marco Girardi will indistinctively replace directors Alberto Y. Messano Colucci and Oscar Cristianci. The alternate directors Luis Alberto Remaggi and Horacio Walter Bauer will indistinctively replace directors Ricardo Alberto Ferreiro and

Eduardo Federico Bauer. Alternate director Alejandro Borda will replace director Guillermo Michelson Irusta abd alternate director Ricardo Muñoz de Torro will replace director Carlos Marcel Villegas. All of the alternate directors will replace the directors in case of absence or impediment.

It is noted that the appointed directors have accepted their positions for which they were appointed to in accordance to Article 256 of Commercial Laws in the following addresses:

Directors:

Alberto Y. Messano Colucci: Av. Madero 900, piso 26, Ciudad de Buenos Aires.

Ricardo Alberto Ferreiro: Lavalle 190, piso 8, Ciudad de Buenos Aires.

Oscar Cristianci: Av. Madero 900, piso 26, Ciudad de Buenos Aires:

Eduardo F. Bauer: Uruguay 618, piso 5, Ciudad de Buenos Aires.

Guillermo Michelson Irusta: Av. Córdoba 1255, piso 1°, Ciudad de Buenos Aires.

Alternate Directors:

Luis Alberto Remaggi; Reconquista 1166, piso 3°, Ciudad de Buenos Aires.

Horacio W. Bauer: Av. Madero 900, piso 10, Ciudad de Buenos Aires.

Bruno Iapadre: Av. Madero 900, piso 26°, Ciudad de Buenos Aires.

Marco Girardi: Av. Madero 900, piso 26, Ciudad de Buenos Aires.

In compliance with the requirements of Section 4, article xxi.2, Chapter XXI, Book 6 “Transparencia” of the regulations of the National Securities Commission, the Chairman states that Messrs. Guillermo Michelson Irusta and Carlos Marcelo Villegas, and alternate directors, Mr. Alejandro Borda and Ricardo Muñoz de Toro be of “dependent” status and the remaining directors having “non-dependent” status.

There being no other items to discuss, the meeting is adjourned at 4:30 p.m.

Present:

Directors:	Alberto Y. Messano
Ricardo A. Ferreiro
Oscar Cristianci
Carlos Marcelo Villegas
Eduardo F. Bauer
Guillermo Michelson Irusta

Supervisory Committee:	María Rosa Villegas Arévalo
Enrique Garrido
Gerardo Prieto

Manager:	Gustavo Pozzi

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Item 3

“NORTEL INVERSORA S.A.

BYLAWS”

SECTION 1: A corporation (sociedad anónima) is hereby organized under the corporate name of “Nortel Inversora S.A.” with legal domicile in the City of Buenos Aires. This is a “Corporation Not Adhered to the Optional Statutory Regime of Compulsory Purchase Public Offer”.

SECTION 2: The term of duration shall be ninety nine years computed as of the date the corporation is registered with “Registro Público de Comercio” (Superintendency of Business Entities).

SECTION 3: The exclusive purpose of the corporation is to engage in investing in other corporations, expressly excluding those activities governed by the Law of Financial Entities No 21.526, and, particularly, purchasing and acquiring a majority interest in the corporation organized under Decree 60/90 issued by the executive Branch, currently called Sociedad Licenciataria Norte Sociedad Anónima. For the purposes of complying with the corporate purpose, the corporation has full legal capacity to acquire rights, undertake obligations and carry out acts that are not forbidden by the laws or these bylaws, including incurring debt, whether public or private, through the issue of debentures and corporate bonds or otherwise.

SECTION 4: The note to the Financial Statements of the corporation shows the changes in shareholders’ equity resulting from the increases registered in the Superintendency of Business Entities. Said note describes the changes in shareholders’ equity of the last three (3) fiscal years, paid in capital and amount authorized for public offer.

The capital stock is represented by (i) registered common shares with a par value of TEN PESOS each and entitling to one vote each. The Holder of common shares as of Take-over date provided in the Terms of Reference of the International Public Bidding for the Privatization of Telecommunications Services Provision approved by Decree of the Executive Branch No 62/90 dated January 5, 1990, as amended, shall not reduce the interest held by them, to less than 51% of the capital entitled to vote without the Enforcement Authority’s prior consent; and (ii) registered Class “A” and “B” Preferred Shares, with a par value of TEN PESOS each, without right to vote, except in the cases expressly provided for under the issue terms”.

SECTION 5: Shares shall be registered, of common stock or preferred. Characteristics shall be fixed at their issue, they shall be subscribed and paid in at the times, manners and under the terms determined by the Meeting of Shareholders, except in the cases Shareholders resolve to delegate in the Board the decision in relation to the time, manner and payment terms and any other characteristic related to the issue that according to the rules in force can be delegated.

SECTION 6: The Corporation may issue preferred shares with the characteristics that the Shareholders’ Meeting may resolve, pursuant to the law and the rules in force. These shares may be redeemable at the Corporation’s or the shareholder’s option or both, only with net and realized earnings or with available reserves or non redeemable; with or without a fix dividend, computable according to indexes and modalities that shall be determined in each case; entitled to vote only in the matters provided for in the Business Entities Law, or in the cases, manner and terms established by the Shareholders’ Meeting at the pertinent issue. This statement is merely for exemplification purposes and does not limit the Shareholders’ power to set new characteristics. The Shareholders’ Meeting may determine for every issue of preferred shares that such shares shall be entitled to collect their preference out of and based upon the existence of net and realized earnings.

SECTION 7: All shares and provisional certificates shall be registered. For such purposes, the corporation or the entity expressly appointed by the Shareholders’ Meeting to keep the registry shall register all the accounts kept in the name of holders in the Register of Shares. Said register shall mention the pertinent provisions of section 213 of the Law of Business Entities. Shareholders’ condition shall arise from the accounts kept in the Register of Shares. The corporation or entity that keeps the register shall deliver the shareholder certificates evidencing the opening of the account and any movement recorded in it. Every shareholder shall be entitled to request the corporation or the entity that keeps the register, at all times and at shareholder’s expense, an evidence of the balance.

SECTION 8: Holders of common shares shall have a preemptive right to subscribe new shares of the same class and the right to accrue pro rata to the shares they hold (i.e. to increase their participation in the capital stock in proportion to the shares held by the Shareholder).

SECTION 9: Holders of common shares who have used their preemptive right, shall have the right to accrue with respect to the shares not subscribed by the other shareholders. To that effect, they shall state their right simultaneously with the subscription, having to consider the prior authorizations by the Enforcement Authority mentioned in Section 4 herein.

SECTION 10: Preferred shares shall only have a preemptive right to subscribe other issues of preferred shares of the same class. The shareholders’ meeting that resolves the issue of preferred shares or other securities issued in series by the corporation, may award preference of subscription to holders of common shares and/or preferred shares.

SECTION 11: Shareholders shall duly notify the corporation in writing within the legal term upon the exercise of their preemptive right, its will to exercise the right of first refusal, specifying the scope of the exercise of such right in the case they want to subscribe a higher or lower number of shares than that applicable to them in proportion to their ownership. In the case there are several shareholders who want to subscribe a higher number of shares, the balance shall be distributed in proportion to the shares they have subscribed in exercise of their preemptive right in such issue.

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SECTION 12: Upon the expiration of the term to exercise the preemptive right and the right of first refusal, the corporation shall offer the non subscribed balance to any person, whether a shareholder or not, taking into account, if applicable, the prior authorizations of the enforcement Authority mentioned in Section 4 herein.

SECTION 13: The Corporation may issue debentures or bonds or corporate bonds, whether registered or bearer, in Argentine or foreign currency, with ordinary, floating or special security interest. In each case, the issue shall be determined by the entity provided by the law or rules in force.

SECTION 14: In the case of delay to pay in the shares, the Board is hereby authorized to act under the provisions of section 193 of the Business Entities Law.

SECTION 15: A board of directors shall be in charge of conducting and managing the corporate business. Such board shall be formed by the number of members set by the Shareholders’ Meeting with a minimum of four and a maximum of eight regular members and the same number of alternate members. The Shareholders’ Meeting shall elect the same or a lower number of Alternate Directors and for the same period as Regular Directors had been elected, in order to fill any vacancy that may emerge as determined by the Meeting. If the corporation have issued preferred shares, and the same were entitled to vote in all corporate matters pursuant to their terms of issue or the applicable legal provisions, preferred shares granting such right shall be considered, as a whole, as one class for the purposes of choosing the members of the Board. In such case, said shares shall entitle to elect one Regular Director and one Alternate Director. In any such event, the number of regular and alternate directors shall be risen to one additional Regular Director and its respective Alternate Director. Directors shall be in office for a term of one year and may be re-elected. In their first meeting, Directors shall appoint a Chairman and a Vice Chairman among the members elected by the holders of the Common Shares. The Meetings of the Board shall be held once every three months and each time the Board deems it necessary. The Meeting of the Board shall be called with at least 20 running days prior notice to discuss ordinary business and with at least 5 days prior notice in the case of urgent matters. For such purposes, the Chairman or the Vice Chairman, if applicable, shall give notice to the members of the Board at the special domicile through certified letter with return receipt requested or any other due means, including telex or fax. Said notice shall state the date, time and place where the meeting shall be held and the agenda to be discussed. The Meetings of the Board shall be held at the jurisdiction of the corporate legal domicile and abroad. The board may discuss business with the absolute majority of its members present and resolves by majority of votes present. In the event the number of directors appointed is even and thus, there is a tie, the Chairman shall break the tie. At a meeting of the board, members may be communicated through videoteleconference, computing for quorum purposes those members present and those taking part at a distance. The minutes of these meetings shall be prepared and signed by the present directors and syndics within the five (5) days following the meeting . The members of the Supervisory Committee shall expressly record in the minutes the names of the directors who have taken part at a distance and the appropriateness of the decisions adopted during such meeting. The statements of and the votes cast in each resolution adopted by those directors present as well as those taking part at a distance shall be recorded in the minutes. The Board’s compensation shall be fixed by the Shareholders’ Meeting.

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SECTION 16: Directors shall give as guarantee for the performance of their office the sum of $ 10 in cash or in secuities issued by the national, provincial or municipal Argentine State. The deposit of the guarantee shall be effected when the director undertakes the duties and shall be reimbursed upon his/her discharge.

SECTION 17: The Board has the authority to manage and dispose of the property, including those authorities for which the law requires special powers pursuant to section 1881 of the Civil Code and section 9 of Decree Law 5965/63. Consequently, it may execute, on behalf of the corporation, all the legal acts conducting to the performance of the corporate purpose, including but not limited to: operating with the banks Nación Argentina, Nacional de Desarrollo, de la Provincia de Buenos Aires, Hipotecario Nacional and the other official or private credit institutions; establishing agencies, branches or other type of representation, in the country or abroad; grant general and judicial powers of attorney to one or more persons – including power of attorney to prosecute- with the purpose and scope deemed convenient. The Chairman shall sign on behalf of and represent the Corporation in legal proceedings and before third parties. In the case of the Chairman’s absence, disability or incapacity, the Vice Chairman shall replace him/her in such instances for all effects, except the vote to break a tie provided for under section 15. The Corporation shall have an Audit Committee, according to the terms of section 15 of Decree Law # 677/01, which shall act as a group and shall be composed of at least three Directors appointed by the Board by simple majority of votes. The majority of the Members of the Audit Committee shall be independent directors, according to the criteria set forth by the Comisión Nacional de Valores. The Board shall provide the regulations related to the composition, powers, functions and other special features of the Audit Committee which shall act according to the law, bylaws and regulations of the Comisión Nacional de Valores.

SECTION 18: The Supervisoryt Committee shall be in charge of monitoring the corporate business. This committee shall be formed by three regular and alternate syndics with office for one year and can be reelected. In the case of absence, disability, resignation or death of a regular syndic, this shall be replaced by an alternate syndic. The Supervisory Committee shall have the powers and duties provided in section 294 of the Business Entities Law and shall collect the compensation determined by the Shareholders’ Meeting. The Supervisory Committee shall hold meetings when any of its members so requests it and at least once every three months. It shall resolve with the presence of the majority of its members and resolutions shall be adopted by majority vote. It shall keep a book of minutes where all the business discussed shall be recorded. The supervisory Committee may appoint one representative among its members to attend the meetings of the board or shareholders’ meetings.

SECTION 19: Annual or special meetings shall be called in the cases provided under section 236 of the Business Entities Law. Notwithstanding the provisions of the final paragraph of section 237 of the Business Entities Law, for the meeting’s first call, notices shall be published during five days in the Official Gazette of the Argentine Republic and in the newspaper of highest circulation in the Argentine Republic, pursuant to the provisions of sections 237 of the Business Entities Law. The summons for the Shareholders’ Meeting shall be published at least 20 days, and no more than 45 days, prior to the date in which the

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Meeting shall be held. Second call meetings shall be held within the thirty days following the adjourned meeting, as it may be determined. In the latter case, notices shall be published during three days with a minimum eight day advance.

SECTION 20: Annual meetings, in their first call, shall have a quorum of shareholders representing the majority of the shares entitled to vote and an adjourned meeting shall have a quorum with any number of shareholders present. Special meetings, in their first call, shall have a quorum with sixty percent (60%) of the shares entitled to vote present and the adjourned meeting shall have a quorum with the attendance of shares representing thirty percent (30%) of the shares entitled to vote. In all cases, decisions shall be adopted by absolute majority of the votes present.

SECTION 21: The fiscal year ends on December 31 of each year. At closing date, the financial statements shall be prepared pursuant to the provisions in force and the applicable technical rules. The Shareholders’ Meeting may amend the fiscal year closing date registering the pertinent resolution with the Superintendency of Business Entities. Realized and net earnings shall be allocated as follows: a) five percent, up to the amount of twenty percent of the paid-in capital, to the legal reserve fund; b) Board’s and Supervisory Committee ‘s compensation, if applicable; c) preferred shares dividends, if any; d) common shares dividend; e) the balance, in whole or in part, for the purpose determined by the Shareholders’ Meeting. Dividends must be paid in proportion to the respective ownership, within the year they have been declared.

SECTION 22: The Board may wind up the corporation under the supervision of the Supervisory Committee . Upon the settlement of the Corporation’s debts and liabilities and of the winding-up expenses, the balance shall be distributed as per the following order of preference:

1.	Outstanding dividends, adjusting the amount pursuant to the respective issue terms.

2.	Reimbursement of preferred shares, if any, pursuant to the respective issue terms.

3.	The balance shall be paid to common shares.

The fees of the Winding Up Committee shall be fixed by the Shareholders’ Meeting upon resolving the winding up. Such committee shall have the powers to replace the receivers and members of the Supervisory Committee in the case of death, resignation or disability of any of them.”

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SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Nortel Inversora S.A.

Date: March 11, 2004	By:	/s/ José Gustavo Pozzi
	Name:	José Gustavo Pozzi
	Title:	General Manager